Filed by Vahanna Tech Edge Acquisition I Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vahanna Tech Edge Acquisition I Corp.

Commission File No.: 001-41094

Date: July 6, 2023

Roadzen, Inc. Bolsters U.S. Presence with Completion of National Automobile Club Acquisition

1.

Roadzen, Inc. completes the acquisition of National Automobile Club in a move that strengthens the company’s presence in the U.S. and positions it to revolutionize the commercial auto insurance market.

2.	The acquisition of NAC enables Roadzen to offer NAC’s customers an end-to-end, automated claims and roadside assistance experience by integrating its cutting-edge AI solutions.

3.

Acquisition fulfills a closing condition for Roadzen’s proposed business combination with Vahanna Tech Edge Acquisition I Corp., and brings the company closer to its vision of becoming a global leader at the intersection of AI, mobility and insurance.

New York, NY, July 6, 2023 — Roadzen, Inc. (“Roadzen” or the “Company”), a global insurance technology company, today announced completion of its acquisition of National Automobile Club (“National Automobile Club” or “NAC”), one of the oldest commercial auto clubs in the U.S., in a move that will bolster Roadzen’s U.S. presence and help the Company transform the massive commercial auto insurance market in the U.S.

NAC is a licensed auto club in California and a provider of claims management and 24/7 commercial roadside assistance in the U.S. NAC is focused on the commercial automotive industry and its nationwide network of professional service providers provides roadside, transport and first notice of loss (“FNOL”) services. NAC is headquartered in Burlingame, California.

“Roadzen views the acquisition of NAC to be the cornerstone of its strategy to penetrate the U.S. market, the largest auto insurance market in the world,” said Rohan Malhotra, Chief Executive Officer and Founder of Roadzen. “We are integrating our state of the art AI products for FNOL, vehicle inspection, dispatch and claims management at NAC to offer customers an end-to-end automated claims and roadside experience.”

Shanon Duthie, CEO of NAC, said, “We are thrilled to join forces with Roadzen and kickstart a new phase for NAC. By harnessing Roadzen’s AI capabilities, we are confident in our ability to revolutionize the customer experience, streamline our operations, and solidify our position as an industry leader in providing top-notch claims and roadside assistance services.”

Saurav Adhikari, Chairman of Vahanna Tech Edge Acquisition I Corp. (“Vahanna”) (Nasdaq: VHNA), said, “The completion of the National Automobile Club acquisition marks an important milestone for the impending merger of Roadzen and Vahanna. We believe that Roadzen’s innovative technology and Rohan’s strategic vision will greatly contribute to the transformation of the auto insurance market. This acquisition is strategically consistent with our collective commitment to enhance Roadzen’s technology footprint in the US and global markets.”

NAC’s business-to-business (“B2B”) model is focused on a client base of federal and state fleets, small businesses and commercial fleets, automotive OEMs, fuel card companies, insurance carriers, leasing and financing companies, warranty companies and auto-related companies throughout the country.

Roadzen intends for NAC to operate as a standalone subsidiary to allow for greater flexibility and agility in responding to local market conditions and regulatory requirements, while leveraging Roadzen’s technology, underwriting expertise and sales and operations support. Roadzen is establishing itself as a leader in the global insurtech industry with a combined presence in the key markets of the U.S., Europe and Asia. Roadzen and NAC have a synergistic B2B2C commercial strategy and target similar clients (insurance companies, auto companies and fleets) in their respective geographies. This synergy, along with Roadzen’s technology, will allow Roadzen and NAC to bring more innovation and products to their existing clients.

The completion of the acquisition of National Automobile Club also satisfied a closing condition of Roadzen’s proposed business combination (the “Business Combination”) with Vahanna, a special purpose acquisition company. On February 13, 2023, Roadzen and Vahanna announced that they have entered into a definitive merger agreement. Upon the closing of the transaction, the combined company will operate as Roadzen Inc. (“New Roadzen”) and expects to be listed on Nasdaq.

About Vahanna Tech Edge Acquisition I Corp.

Vahanna Tech Edge Acquisition I Corp. is a blank check company incorporated on April 22, 2021, as a British Virgin Islands business company and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About Roadzen

Roadzen is a leading insurance technology company on a mission to transform global auto insurance powered by advanced artificial intelligence (“AI”). At the heart of Roadzen’s mission is its commitment to create transparency, efficiency, and a seamless experience for the millions of end customers who use its products through insurer, OEM, and fleet (such as trucking, delivery, and commercial fleets) partners. Roadzen seeks to accomplish this by combining computer vision, telematics and AI with continually updated data sources to provide a more efficient, effective and informed way of building auto insurance products, processing claims and improving driver safety. Roadzen has been recognized as a top innovator in the insurtech space by Forbes and Financial Express (India).

For materials and information, visit https://www.vahannatech.com/ for Vahanna and https://www.roadzen.io/ for Roadzen.

Additional Information and Where to Find It

In connection with the Business Combination, on February 14, 2023, Vahanna filed a Registration Statement on Form S-4 (File No. 333-269747) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus, that will be both the proxy statement to be distributed to Vahanna’s shareholders in connection with its solicitation of proxies for the vote by Vahanna’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Vahanna will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Vahanna’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Roadzen, Vahanna and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Vahanna as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Vahanna’s chief financial officer at 1230 Avenue of the Americas, 16th Floor, New York, NY 10020.

Participants in Solicitation

Vahanna and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Vahanna’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination with Roadzen of Vahanna’s directors and officers in Vahanna’s filings with the SEC, including Vahanna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 14, 2023 (as originally filed and amended by Amendment No. 1 thereto filed on April 27 2023), and such information and names of Roadzen’s directors and executive officers in the Registration Statement. Shareholders can obtain copies of Vahanna’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov. Roadzen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vahanna in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the Registration Statement.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Vahanna’s or Roadzen’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which Roadzen operates and anticipated growth in demand for Roadzen’s services, projections of Roadzen’s future financial results and other metrics, the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Vahanna and its management, and Roadzen and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Vahanna, Roadzen, New Roadzen or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Vahanna or Roadzen; (iv) the inability of Roadzen to satisfy other conditions to closing;

(v) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (vi) the ability to meet stock exchange listing standards in connection with and following the consummation of the Business Combination; (vii) the risk that the proposed Business Combination disrupts current plans and operations of Roadzen as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Roadzen to grow and manage growth profitably, the ability of New Roadzen to maintain relationships with customers, suppliers, labor unions and other organizations that have a role in the business of Roadzen and the ability of New Roadzen to retain its management and key employees; (ix) costs related to the Business Combination; (x) changes in applicable laws or regulations, including those affecting the industries in which New Roadzen will operate; (xi) the possibility that Roadzen or New Roadzen may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xii) Roadzen’s estimates of expenses and profitability; (xiii) the evolution of the markets in which Roadzen competes; (xiv) the ability of Roadzen to implement its strategic initiatives and continue to innovate its existing offerings; (xv) the ability of Roadzen to satisfy regulatory requirements; (xvi) the impact of the COVID-19 pandemic on Roadzen’s and New Roadzen’s business; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Vahanna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 14, 2023 (as originally filed and amended by Amendment No. 1 thereto filed on April 27 2023), and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to Vahanna’s shareholders and related Registration Statement, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by Vahanna. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Readers should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Vahanna nor Roadzen undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Vahanna or Roadzen, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Investor Contacts:

Roadzen: Raghav Kansal (raghav@roadzen.io)

ICR: Michael Bowen (RoadzenIR@ICRinc.com)

Vahanna: Raahim Don (raahim@vahanna.com)

Media Contacts:

Roadzen: Sanya Soni (sanya@roadzen.io)

ICR: Edmond Lococo (RoadzenPR@ICRinc.com)